Delcath Systems, Inc.

1633 Broadway, Suite 22C

New York, New York 10019

March 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Delcath Systems, Inc.

Registration Statement on Form S-1, as amended (File No. 333-235904)

Ladies and Gentlemen:

Delcath Systems, Inc. hereby requests that its acceleration request, dated February 7, 2020 be withdrawn.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 with any questions.

Very truly yours,

DELCATH SYSTEMS, INC.

By:	/s/ Barbra Keck
Name:	Barbra Keck
Title:	Chief Financial Officer